[graphic omitted]
MEMORANDUM
TO:	Alberto H. Zapata Senior Counsel U. S. Securities and Exchange Commission
FROM:	Susan S. Rhee Senior Vice President & General Counsel Jackson National Asset Management, LLC
DATE:	January 26, 2012
SUBJECT:	Response to Additional Comment to Form N-1A for Curian Variable Series Trust (“CVST” or “Registrant”) File Nos: 333-177369 and 811-22613

This memorandum addresses the U.S. Securities and Exchange Commission staff’s (“Commission” and “Commission Staff”, as appropriate) additional comment received via telephone on January 25, 2012 to CVST’s filing on Form N1-A.

The comment is repeated below in italics, with the response immediately following.

10.	Summary Overview – Curian/Invesco Balanced-Risk Commodities Fund

Please add the word “Strategy” to the name of the fund to make the name of the Fund consistent with the retail funds registered under the Investment Company Act of 1940.

RESPONSE:  The Registrant will change the name of the Fund to Curian/Invesco Balanced-Risk Commodities Strategy Fund.  The Registrant will make the necessary changes in the prospectus and SAI.

It is the Registrant’s intention to respond fully to the Commission Staff’s comments, and believes that the change described above do so fully.

If you have any questions, please call me at 517-367-4336.  Thank you for your prompt attention to this matter.

cc:           File

1 Corporate Way   Lansing, MI  48951   Phone: (517) 367-4336  Fax: (517) 702-5517   Toll Free: (800) 565-9044  email: susan.rhee@jackson.com